China Linen Subsidiary Awarded Linen Industry Top 10 Competitive Enterprises and Textile and Apparel Industry Top 500 Competitive Enterprises in China

HARBIN, China, Oct. 25, 2011 /PRNewswire-Asia/ -- China Linen Textile Industry, Ltd. (OTCQB: CTXIF) ("China Linen" or the "Company"), one of China's leading linen fabric and linen yarn producers and exporters, today announced that its 95% owned subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. was awarded the "Linen Textile Industry Top 10 Competitive Enterprises" and "Textile and Apparel Industry Top 500 Competitive Enterprises" awards at the China National Textile and Apparel Council (CNTAC) Press Conference in Shanghai on October 19, 2011.

CNTAC (previously known as the Ministry of Textile) is a leading organization in China's textile and apparel industry. Each year CNTAC announces the awards based on its statistics and industry data.

"It is a great honor to be the recipient of these two prestigious awards," stated Mr. Gao Ren, China Linen's CEO and Chairman of the Board. "The awards are recognition of our hard work and acknowledge again our leading position in the national linen yarn and fabric industry. By carrying our company's long-term growth strategy, we are confident that we will extend our market reach worldwide."

About China Linen Textile Industry, Ltd.

China Linen Textile Industry, Ltd. (www.chinalinentextile.com) is principally engaged in the production and sale of linen yarn and various types of linen fabric. The Company is also involved in consultation and R&D related to linen technology and linen products. The Company carries on all of its business activities through its subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. ("Lanxi Sunrise"), established in June 2002 and located in Lanxi County, the "Homeland of Flax in China," near Harbin City in China. Lanxi Sunrise has one yarn-spinning factory, one bleaching factory and two fabric weaving factories in its 35,120 square meters of building area with a staff of 1,400 and 430 sets of world-class, advanced production machinery. Annual production capacity totals approximately 2,220 tons with 50 different types of yarn and 10 million meters of fabric with 110 types. Approximately 50 percent of its products are exported to more than 10 countries.

Forward-looking statements:

The above news release contains forward-looking statements. The statements contained in this document that are not statements of historical fact, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, including statements related to expected market trends and the Company's performance, are all "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. These statements are based on assumptions that management believes are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of the Company and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performances, and are subject to a wide range of external factors, uncertainties, business risks, and other risks identified in filings made by the company with the Securities and Exchange Commission. Actual results may differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

For further information, contact:

China Linen Textile Industry, Ltd.
Jodie Zheng Wehner, CFO
Tel:  +1-310-890-8048
Email: jodiewehner@chinalinentextile.com

Buddy Lee, IR manager
Tel: +86-137-9666-3210
Email: byl@chinalinentextile.com